

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2020

Steven Tomsic
Chief Financial Officer
Fox Corporation
1211 Avenue of the Americas
New York, New York 10036

> **Re: Fox Corporation**
> **Registration Statement on Form S-4**
> **Filed January 9, 2020**
> **File No. 333-235863**

Dear Mr. Tomsic:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bernard Nolan, Staff Attorney, at (202) 551-6515 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Robyn E. Zolman